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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	(Print or type responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	TIFFANY & CO. (Last) (First) (Middle)		LITTLE SWITZERLAND, INC. (OTCBB: LSVI.OB)					13-3228013

	600 Madison Avenue, Eighth Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			October 17, 2002

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing Reporting (Check Applicable Line)
	New York, New York, 10022 (City) (State) (Zip)		☐	Director	☒	10% Owner		☐ Form Filed by One Reporting Person
			☐	Officer (give title below)				☒ Form Filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(over)
SEC 1474 (9-02)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value per share		10/15/02				P			307,000(1)	A	$2.40		6,732,452(1)		D(1)

	Common Stock, $0.01 par value per share		10/16/02				P			79,041(1)	A	$2.40		6,811,493(1)		D(1)

	Common Stock, $0.01 par value per share		10/15/02				P			307,000(1)	A	$2.40		14,142,452(2)		I/D(2)		See note (2)

	Common Stock, $0.01 par value per share		10/16/02				P			79,041(1)	A	$2.40		14,221,493(2)		I/D(2)		See note (2)

	Common Stock, $0.01 par value per share		10/15/02				P			307,000(1)	A	$2.40		14,142,452(3)		I(3)		See note (3)

	Common Stock, $0.01 par value per share		10/16/02				P			79,041(1)	A	$2.40		14,221,493(3)		I(3)		See note (3)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) TSAC Corp., a group member, is a direct wholly-owned subsidiary of Tiffany&Co. International and an indirect wholly-owned subsidiary of Tiffany&Co. TSAC Corp. owns directly 6,425,452 shares of the Common Stock, $0.01 par value per share, of Little Switzerland, Inc. (the "Common Stock") pursuant to a previous transaction. On October 15, 2002, TSAC Corp. acquired an additional 307,000 shares of the Common Stock and, on October 16, 2002, TSAC Corp. acquired an additional 79,041 shares of the Common Stock pursuant to a tender offer by TSAC Corp. for all of the outstanding shares of the Common Stock at a price of $2.40 per share. As of October 15, 2002, TSAC Corp. owned directly 6,732,452 shares of the Common Stock. As of October 16, 2002, TSAC Corp. owned directly 6,811,493 shares of the Common Stock.

(2) Tiffany&Co. International owns directly 7,410,000 shares of the Common Stock pursuant to a previous transaction. Tiffany&Co. International has an indirect beneficial ownership interest in 6,425,452 shares of the Common Stock owned directly by Tiffany&Co. International's direct wholly-owned subsidiary, TSAC Corp., pursuant to a previous transaction. Pursuant to the transactions described in Note 1 above, Tiffany&Co. International acquired an additional indirect beneficial ownership interest in 386,041 shares of the Common Stock (307,000 shares on October 15, 2002 and 79,041 shares on October 16, 2002) owned directly by Tiffany&Co. International's direct wholly-owned subsidiary, TSAC Corp. As of October 15, 2002, Tiffany&Co. International owned directly 7,410,000 shares of the Common Stock and had an indirect beneficial ownership interest in 6,732,452 shares of the Common Stock. As of October 16, 2002, Tiffany&Co. International owns directly 7,410,000 shares of the Common Stock and has an indirect beneficial ownership interest in 6,811,493 shares of the Common Stock.

(3) Tiffany&Co. does not directly own any shares of the Common Stock. Tiffany&Co. has an indirect beneficial ownership interest in 13,835,452 shares of the Common Stock from previous transactions (7,410,000 shares owned directly by Tiffany&Co.'s direct wholly-owned subsidiary, Tiffany&Co. International, and 6,425,452 shares owned directly by Tiffany&Co.'s indirect wholly-owned subsidiary, TSAC Corp.). Pursuant to the transactions described in Note 1 above, Tiffany&Co. acquired an additional indirect beneficial interest in 386,041 shares of the Common Stock (307,000 shares on October 15, 2002 and 79,041 shares on October 16, 2002) owned directly by Tiffany&Co's indirect wholly-owned subsidiary, TSAC Corp. As of October 15, 2002, Tiffany&Co. had an indirect beneficial ownership interest in 14,142,452 shares of the Common Stock. As of October 16, 2002, Tiffany&Co. has an indirect beneficial ownership interest in 14,221,493 shares of the Common Stock.

TIFFANY & CO. /s/ PATRICK B. DORSEY	October 17, 2002
Name: Patrick B. Dorsey Title: Senior Vice President, Secretary and General Counsel **Signature of Reporting Person	Date

Joint Filer Information:

Name: Tiffany & Co. International	Name: TSAC Corp.

Address: 600 Madison Avenue, Eighth Floor New York, NY 10022	Address: 600 Madison Avenue, Eighth Floor New York, NY 10022

I.R.S. Number: 06-1121421	I.R.S. Number: 30-0088950

Designated Filer: Tiffany & Co.	Designated Filer: Tiffany & Co.

Issuer & Ticker Symbol: Little Switzerland, Inc. OTCBB: LSVI.OB	Issuer & Ticker Symbol: Little Switzerland, Inc. OTCBB: LSVI.OB

Date of Event Requiring Statement: October 15, 2002 and October 16, 2002	Date of Event Requiring Statement: October 15, 2002 and October 16, 2002

Signature:	/s/ PATRICK B. DORSEY Patrick B. Dorsey	Signature:	/s/ PATRICK B. DORSEY Patrick B. Dorsey

	Vice President and Secretary		Secretary and Treasurer

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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